Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On May 10, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., made the following post on X under the X handle @ryancohen (https://x.com/ryancohen):

X Post: “only in corporate america

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August  11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January 22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 2 Explanatory Note: On May 9, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., was interviewed by Justin Resells on YouTube. An unofficial transcript of the interview is below.

Justin Resells

Hey, it’s Justin. By now you’ve probably heard the news of GameStop trying to buy eBay. I’ve talked about it here on the channel. I talked about it on the Extra channel. And a few days ago, I reached out to GameStop’s PR and I said, “Hey, can I can I interview Ryan Cohen, the CEO of GameStop?” And they said, “Yeah.” which I was surprised by. But anyway, I sat down with Ryan and had a really long conversation about this whole thing with him.

And you may not know him, he is an e-commerce guy. He’s the founder of Chewy.com, the pet supply company. He founded it back in 2011 and sold it to PetsMart for billions of dollars and then went on to be a part of the GameStop team, and now is trying to make a bid for eBay to buy it and to own it. And so I wanted to know like, hey, what why? Why are you doing this? What do you expect to happen? Like what do you want to get out of it? How does that impact us as sellers? Like that’s those are the questions that I had. And so that’s what we talked about for almost an hour. And so, I’ll let you watch the interview and I hope you enjoy it.

Thank you so much for joining me on this Friday night. I think that this is going to be a little bit of a different conversation than you’ve been having over this past week with all this news breaking. The people watching this video, my audience, we’re small sellers on eBay. Mediums, there’s some big sellers too but many of us have spent years on the platform, selling, decades even. And a lot of us like it’s our livelihoods selling on eBay and honestly I think for a lot of my audience they may have never even heard of you until this news broke recently so I’d love to start just with you kind of, given your background, you have an e-commerce background what’s your story introduce yourself to the audience here.

Ryan Cohen

I didn’t go to college. I’m Canadian. I grew up with a Labrador. Giving you like the elevator pitch, the most important parts of my life, but grew up with a Labrador and then had a poodle. I’ve always been an entrepreneur. Started off from the time I was, I don’t know 12 years old, doing affiliate marketing and I moved from affiliate marketing to Chewy. I was about to actually get into a totally different business. I was about to sell online jewelry, and I was not passionate about it at all. I went to a bunch of trade shows, bought a bunch of jewelry.

I had no idea what I was doing. We put up a website, and right a few weeks before we went live, I was at this neighborhood pet store and I totally changed our business plan and ran into our office and said, “We’re not going to sell jewelry online. We’re going to sell pet food online.” And then the neighborhood pet store had amazing customer service. And I said, I want to replicate the experience of the neighborhood pet store, but I want to do it online and at scale. But I want to have amazing customer service, fast shipping, great prices, and just keep things really, really, really simple. And now I got myself into a really interesting situation with GameStop We’ve turned around the business. It was really a shitty business and we turned it into a business that now is making money.

Justin Resells

And now you find yourself on a YouTube channel about eBay. So bring us bring us there. How did you find yourself here talking about eBay? Why, why did you decide to make a bid on eBay?

Ryan Cohen

There is there is significant overlap in the categories where GameStop is having a lot of success in collectibles, trading cards, and refurbished tech. And I’m fascinated by the category and we’re doing very well in it. And a big portion of our business is used product. And so there is just this a ton of natural overlap between the two businesses. And, in many ways, we are providing liquidity in the physical world and eBay is doing in what we’re doing in the physical world in the digital world. And so there’s a lot of, the businesses are complementary in that respect. eBay has what GameStop could benefit from and vice versa. So, yeah—

Justin Resells

So, I’m a seller on eBay. The people watching this video are sellers on eBay. Make me excited about this deal. Like why should I want this deal to happen as an eBay seller, as a small eBay seller maybe who whose livelihood depends on selling on eBay?

Ryan Cohen

I’m going to run the business like a family business. I’m going to run the business like I run GameStop and like I ran Chewy, an owner. I don’t know any other way. I’d have everything on the line and I have everything to gain and I have everything to lose and there’s no risk-free compensation. I haven’t taken a penny out of GameStop. I didn’t take a penny out of Chewy other than the equity that I had in my investment. And in this case, if eBay ends up being really successful, that I’m going to benefit. But, I’m going to run it, I’m going to run it like it’s my baby. I want it to be my baby. So, I’m going to do whatever it’s going to take.

Justin Resells

Yeah. And you’ve said, you’ve sort of critiqued current management at eBay as not necessarily operating like owners. Like what do you mean by that? Because you take a different approach, right? You have an entrepreneurial background. What does that look like applied to eBay? And how is that different than sort of the way the current management is operating, today?

Ryan Cohen

It’s talking directly to my customers and figuring out exactly what they want, what they need, and what’s going to drive more business and generate more sales and make them happy. And so, as an example, I’m selling a bunch of stuff on eBay right now and my account was suspended and

Justin Resells

I saw that. Congrats on getting that back by the way.

Ryan Cohen

But then I had a limit and I got an email first. It was a permanent suspension. And then I had limits imposed on my account and they raised the limits, but I still cannot add any new items for like the next 30 days or something like that. And so like I have all kinds of stuff that I want to sell, but there’s these, arbitrary self-imposed limits on my account that’s restricting me from doing business, in addition to all kinds of friction around the listing process. So like, it doesn’t make any sense.

Justin Resells

Yeah. Well, let’s talk about that. You’ve, yeah, your account was created in 2019, so it’s 7 years old. You do have 100% positive feedback, so congratulations on that. 36 active listings and you’ve talked about this about being there a lot of friction selling on eBay like for like those active listings did you list those yourself?

Ryan Cohen

I listed some myself and I had someone help me.

Justin Resells

Yeah. So, what do you like what do you think needs to change there in your experience of actually trying to I obviously like getting a surprise suspension and having to go through all that is is one problem but just, in your experience going through that what needs to change there?

Ryan Cohen

I mean don’t have I mean there’s limits. Like there’s in terms of customer service I can’t even talk to anyone and then finally when we got someone on the phone they’re like no and there’s no explanation.

Why isn’t there good customer service? I ended up going and posting something on X and there’s an automated bot that responds to me. Like yeah, we’re spending $2.5 billion dollars in sales and marketing and there’s not someone available 24/7 on X to respond to customers? In a business, by the way, that has ridiculously high margins and is printing money and can’t help customers. So just listen to the customer. It’s so simple.

Justin Resells

Yeah. There’s a couple things there I’d like to touch on. You mentioned that the $2.4 billion on sales and marketing and you sort of called that out in your bid there that only 1 million net new active buyers coming out of that investment into marketing. And the buyer growth at eBay has been modest. We’ve seen growth recently but still below pre-pandemic levels at eBay.

And so, if you’re cutting the budget on sales and marketing as a part of this plan, like how do you grow or sustain the user base, without a traditional and sales and marketing channel? Like what replaces that that marketing budget that’s going to, I’m just from the profess- perspective of a seller, like I want as many buyers as possible obviously. So, I hear a cut on sales and marketing. I’m a little worried that that’s going to cut into the number of buyers that might be out there. So, what’s the plan there?

Ryan Cohen

It’s having good cut- it’s replacing it with good customer service. It’s organic marketing. It’s not spending money on brand marketing and on feel-good advertising or TV marketing or whatever it might be. But a lot of this stuff, these companies are so entrenched, and they want to continue spending money with agencies and with consultants and there’s kickbacks and they spend, hun- tens of millions, in many cases hundreds of millions.

And in exchange, the marketing people, the board members, management are getting baseball tickets, and all kinds of benefits and kickbacks, and there’s relationships and stuff. And so, it’s not benefiting the business because everybody already knows eBay. You don’t have to go and do all that marketing. Instead, you could spend it on responding to sellers on X and having a phone that that phone line that’s available 24/7 to help customers on the spot.

Justin Resells

So, you feel like an investment in better supporting sellers would naturally bring buyers, I guess, like where’s the connection there? Like just making it a more attractive platform to buy and sell on? Is that is that what you mean?

Ryan Cohen

Yeah, you make the sellers happy. You make their lives easier. You have more inventory. You bring more inventory onto the platform and you’re going to get buyers.

Justin Resells

Yeah. Well, on that point on inventory, because, eBay is obviously unique in the e-commerce space in that it doesn’t have its own physical inventory, which is why the margins, one of the reasons why the margins are good there. But the reason it doesn’t have that physical inventory is because us, the sellers are providing that inventory. And so how do you view like, it’s nice not having to deal with physical inventory but you have to support the sellers. How do you transition there and how do you support sellers? What is your thinking there?

Ryan Cohen

I mean we had the best customer service having to go head-to-head against Amazon selling 30 lb bags of dog food. So, it’s a lot easier in a case like this to have good customer service cause you don’t even have to manage the inventory. The seller’s doing all the work. The only thing you need to do is listen to what the sellers have to say so that they can do more business. I mean, it’s right, it’s really simple. It’s a really simple easy business. It’s enabling tech. It’s having customer service agents and AI to be able to reduce friction and ultimately bring more inventory on the platform.

And then we have the ability with our 1,600 stores to bring authenticity, more intake and live verification, versus having to go and ship product in. And it costs a lot more money. And this entire network costs zero dollars in capex, and it benefits both the buyers and sellers. These are all things that are organic and they don’t they don’t cost a lot of money to do and it creates a much better experience.

Justin Resells

Yeah. So you shift that focus on the managing of physical inventory that you don’t have to deal with to managing better managing the sellers. That’s what you’re saying there.

Ryan Cohen

Yeah. It’s basically it’s like it’s just doing things scrappy. Just because you’re spending more money does not mean that it’s better. Like in many cases, actually, in business the less money you spend like even the people you hire the most expensive people are typically the least productive. The most expensive marketing typically has the lowest ROI versus when you do things organically, and you do things basically like you’re operating a family business and that’s what you would do not working in a big company but like you have that mentality of just keeping things simple not think not assuming you just have unlimited money, you end up getting a much better result.

Justin Resells

Where do you think eBay is missing the boat on innovation? I think that you’ve said a couple things that that that have suggested just some stagnant moves from eBay over the years not really taking advantage? Like where, what do you think they’re missing the boat on or have missed the boat on that you would jump on immediately?

Ryan Cohen

Talking to people like you?

Just Resells

I think I heard you mention in a different interview that you said eBay’s website seems no different from 30 years ago which I mean to be fair probably has changed, but I get what you’re saying. I get the sentiment there’s certainly like crusty parts of the eBay ecosystem and technology. You also suggest as a part of that that budget cutting process, like $300 million cut from product development which so how do you sort of reconcile cutting spending while still improving technology and innovating in the ways that you want to innovate like is eBay just too bloated right now? Are we spending too much are they spending too much money on product development or how do you reconcile those two?

Ryan Cohen

So I point out the $2.5 billion of sales and marketing and total operating expenses of $5.5 billion compared to the actual website is like not having really much to show for it. Having the website look like it was from 1996 is not necessarily bad. The fact that it’s nostalgic and stuff like that, and people are comfortable with it. It’s not like Amazon’s website looks super pretty either. What is remarkable is the amount of money that’s actually being spent and the lack of innovation. So, what I’m saying is if there’s not going to be innovation and there’s not enough, there’s nothing to show for it. The money is basically being lit on fire. It does not make sense to be spending over 50% of revenues because there’s absolutely nothing to show for it.

And when again it sounds counterintuitive, but when you have smaller teams everyone is more nimble and people move faster. And if you look at a good example, a good case study is Twitter and X and you look at the innovation at X even though the engineer engineering teams are smaller and there’s more innovation on the platform than there was when the engineering teams were five times the size. GameStop is the same exact thing. There is more innovation today at GameStop. We are launching, we launched digital power packs. The website is better. We’re actually growing in collectibles.

The business is making a lot more money and it’s much smaller. Everything is much smaller and it’s much more efficient. So, like it’s actually the opposite. But if you talk to the people in the marketing department, they’re going to tell you like their heads are going to explode once you start reducing marketing because they’re saying all of this stuff is making money. And when you talk to the engineering teams, of course, they’re going to tell you like everyone is in survival mode. They want to protect their jobs. So, everyone has to justify their existence. But you get a lot more done when you have smaller teams. The bigger the teams get, the more money you spend, the slower you the slower you move.

Justin Resells

Yeah. No, that that definitely resonates. And I agree with you on the lack of innovation. I think that’s been a struggle for eBay for some time. I think the interesting thing is that there I think there actually has been a lot of innovation happening, but it’s been happening outside of eBay by third parties utilizing, the eBay API. And you look around the ecosystem outside of eBay but that are connected through that development and you actually do see quite a bit of innovation but it’s happening at a much more rapid pace outside of eBay by third parties and I’m one of those I operate one of those third parties but how do you feel or how would you approach that that ecosystem of third party software products built on top of API as helping to support both buyers and sellers? How do you feel about that?

Ryan Cohen

So Justin, I keep things really simple.

Like this is what I would do. I’m the CEO of eBay. I have my head of engineering and a few of my top programmers and I put them into a war room and I call you up and I say: “Justin, what’s the problem? How do we make things better?” And you tell me: “What are the top two or three things.” And I say, “Okay, I want to get these things done right now, now, now. And literally, I’m on the phone, you’re on the phone, you’re talking to the engineering people, and then it’s up to me to stay on top of everyone to make sure that that stuff gets done immediately. Like, that’s how I do business. So, and we test it out and we see if it works and if it’s great, then we move on to the next. And if it doesn’t, then we go back to the way that it was before.

Justin Resells

Yeah. I want to talk a little bit about seller fees as a sort of growth driver at eBay. And so, eBay’s recent growth has not necessarily produced a ton of new buyers as we talked about. And a lot of that or a good chunk of that growth has been driven by fee structure changes and things that have eaten into sellers margins like promoted listing attribution changes and things like that. In short, like sellers are really the ones that are contributing to a lot of this revenue growth through our own margins for the things that we sell. And so, what role do you see seller fees and things of that nature in an overall revenue growth strategy going forward?

Ryan Cohen

Well, I I would want I mean long-term revenue growth coming from increasing transaction volume and I would look to increase efficiency in terms of reducing cost first before disincentivizing sellers to sell on the platform. Like, I’m going to start on the stuff that is simple which is just let’s how do we run the lowest cost structure and the most efficient business like that’s where you start.

Justin Resells

So I think I want to hop back because we did talk a little bit about innovation before and where eBay is missing the boat on some stuff and I think that what’s come up in some conversations you’ve had in the past too is around live selling in particular. What’s your attraction to live selling here? What do you think that that that opportunity is at eBay specifically and why is that a focus of yours?

Ryan Cohen

eBay is perfectly set up to be the leader in live commerce. It has the brand, it has the users, it’s missing the content creators, and it’s missing having the same tech as competitors. But it’s similar to Apple like in terms of Apple is a good example of a company where, I’m not saying eBay is going to do this, but it’s the same opportunity with Apple looks at where the market is going and Apple’s typically never first to market. Like they weren’t first to market on the smartphone and they weren’t first to market in streaming and in many categories and then they end up coming in and they dominate the category because they have the ecosystem. And so here is the same thing, like as soon as eBay gets the content creators and has similar UI UX, you can come in and basically dominate live commerce, but there’s obviously a lack of motivation in the c-suite to win. So, like no one over there wants to light the world on fire.

Justin Resells

Yeah, I mean it is interesting with live in particular. I mean there, competitors have really carved out space there and you didn’t see much movement from eBay for quite some time and even now, it’s still limited who can actually go and sell live. I just want to talk a little bit about AI and LLMs a little bit because I think eBay is in an interesting spot and not in a great way necessarily. Like I think part of the beauty of eBay is you can sell literally anything. Not everything has a SKU. It’s not Amazon. There’s every product on eBay has a has a thousand different listings or tens of thousands of different listings, each with their own data created by humans who are inconsistent and messy. There’s nothing connecting these listings together and that that creates problems for very basic things on eBay like understanding the market pricing or understanding sell-through rate and demand. And so I think that eBay just generally has kind of a data problem.

With its technology and I think when you’re working with a foundation that that is messy like you are with eBay I think anything you do on top of that tends to be challenging. And I think we’ve seen it with some of eBay’s AI products that they’ve released and so like how do you look at that? How do you look at what could be potentially a challenging problem like the messy and inconsistency of data which is unique to eBay in that in in a forward-looking way where you want to build products on top of that?

Ryan Cohen

Well, I’d say generally first of all, I think that a business like eBay can be run from my house. Like it is, okay, a very simple business and it does not require 11-and-a-half-thousand employees. And at the pace of advances within AI, you can do a lot more with a lot less. So I don’t know exactly like I’d have to dig into each specific issue that you’re identifying but the opportunity to create a much more efficient, better business, especially using AI. Like there’s never been a greater opportunity to do this than right now.

Justin Resells

And so why hasn’t eBay been able to figure it out, crack that nut?

Ryan Cohen

Ownership at the top. You know how much insider buying has been at the company over the past five years? Zero. How much insider selling has been at the company? Like there’s no one that owns the company. It’s just a bunch of hired guns, consultants. And I mean that’s true in all of corporate America. And like who are the companies that are changing the world in America?

I mean it’s individuals who have everything on the line and there’s no exit hatch and they’re going to work 20 hour days every single day to get it done. And the culture and the pace of innovation is going to be dramatically different when you’re you’ve got basically a sweet c-suit of people that don’t have any skin in the game. And what does it mean to have skin in the game? It means putting your own personal money into this thing and having zero risk-free comp- compensation. And when you don’t have that, you’re basically, you become – the perfect example is you’re like the government.

You’re just, it’s a bunch of bureaucrats and everyone is like that’s really what it is. Is there’s zero innovation and the pace of change and there’s no accountability and it’s heads I win tails you lose. Like they’re going to win no matter what. If the business was doing more business and eBay was benefiting and their earnings were double, like it wouldn’t really change their lives. They’re not motivated in that way. They’re content with the status quo. They just want to basically keep it going for as long as possible. So, I mean, it it’s

Justin Resells

Yeah. Well, I think, just as an eBay seller and been on the platform for close to 30 years, I think that, over time the perception has been that, sellers have sort of gotten less and less of a seat at the table. And, that that’s a struggle. I think that from a seller’s perspective, we look at the success of eBay and we see that as being built on our backs, in our hard work and our labor. And so, I know you’ve touched on this a little bit and you’ve talked about, maybe bringing sellers closer to the table, but, like how does that, your experience in the past with Chewy and a GameStop, how does that apply to this situation here? To a two-sided marketplace where you have to balance the needs of a buyer and the needs of a seller? Often those are at odds with each other. Like how do you how do you approach that in in a in a way that that protects both and supports both?

Ryan Cohen

It’s having conversations. It’s just listening and understanding what are the issues and what needs to get fixed and then getting it fixed and getting it done, moving on to the next problem and the next problem. You start solving problems and executing and all of a sudden you start doing more business. So, it’s doing the basics well. It’s really not that complicated. At Chewy, everyone was like, “How are you going to go head-to-head?” Well, first it was the comparison to Pets.com and then once we got over the comparison of Pets.com because we had positive unit economics, it was how are you going to go head-to-head against Amazon? So, it wasn’t that complicated. It was having great customer service, answering the phone 24/7. It was having the right prices. It was shipping quickly. And, you do the basics really well and you win. It’s the same thing here. Listen to your customers, you’re going to win.

Justin Resells

And define customers in the eBay ecosystem.

Ryan Cohen

Well, I mean, definitely there’s no party unless you’ve got inventory on the platform and you’re the guy with inventory on the platform. In my case, I have a lot more product that I could list, but I’m, I’ve got limits on my account. So, of the it is far more important to listen and build the business around you because once you have the inventory, yeah, it’s going to be priced at whatever the market can bear and the buyers are going to be there. So the most important part of the equation here is the seller and making sure that they’re, can bring as much inventory as easily as possible onto the platform.

So it’s having these conversations. The ideation part in everything is really easy. So I’m not talking about going and like we’re not talking about complicated stuff. It would be identifying what are the top issues you’re having and then I’m just quarterbacking it. Like I’m making sure that my engineering team is talking to you. I’m making sure that you’re identifying the most important issues that are going to drive your business and then we’re basically just going and executing that.

Justin Resells

Yeah. And some of those and some of those situations though, you’re at odds with the buyer. I think that you kind of experienced this directly when you sort of reached this account suspension and eBay has some pretty aggressive automated fraud detection which you experienced directly and obviously that’s a good thing right you want to keep bad actors off of the platform because buyers are not going to come to a platform that’s filled with bad actors and so how do you balance something like that? The need to keep buyers safe and keep the marketplace safe but also not overly restrict strict legitimate Sellers? Like, it’s it feels like a pretty tough problem.

Ryan Cohen

I’m going to get in there and I’m going to fix it. And I can tell you my own experiences. We’ve seen all the issues that I have. And by the way, I have all kinds of more junk that I can sell. Junk, not junk, whatever it is. I have a lot more product that I could sell. And if you think about like eBay’s business in general, it’s very niche-y. Like you’ve got, it’s not set up where anyone is thinking hey like every we have so much if you think just within refurbished tech so many people have all kinds of extra, old phones and electronics lying around their house. Like they’re not immediately thinking hey I’m just going to go and basically put this product up for sale on eBay because it’s too complicated it. You end up hitting all kinds of restrictions. It’s not easy. It’s not easy.

Justin Resells

Shipping is a challenge.

Ryan Cohen

Yeah. Like you should literally be in your house, just take a picture of something, and you should be able to press one or two buttons and you’re able to literally go and list it on eBay. And that will bring liquidity to like the average American household. So it’s not just set up that you need to be an expert power seller in order to be able to sell. And a big part of eBay’s business is like expert power sellers that know how to work their way around the platform, but there’s an entire part of the market of people that just have all of this liquidity trapped in their home and maybe they’re not going to be a power seller every single day, but they want to get cash and they don’t have a way to do it because it’s not easy enough. So-

Justin Resells

Yeah. And I think that’s where you’ve seen a lot of competitors in the space take some of that market share from eBay is by simplifying different parts of that process. In particular, I think shipping is one of the biggest, challenges for sellers on the platform. It’s a complicated process. Other platforms have sort of figured out how to simplify that. And I think, the game GameStop brings a unique, opportunity there with your physical stores. And so talk a little bit about that like look forward-looking opportunities with having 1,600 locations around the country. Is that a way to simplify shipping perhaps? Or what else are you thinking about that as an advantage?

Ryan Cohen

So, I want to say to one other point, I mean, and I’ll answer your question. But in terms of fraud and all the money that’s being spent, how many Roblox digital items that I have bought for my son and we end up, it ends up not being a real item and then we end up not getting it delivered and then it ends up saying was delivered. They end up giving us the wrong item because it was not advertised correctly. It wasn’t a legit item. And then we have to like do a charge back to get our money back. And it’s like basically the guy was a fraud. That’s happened to me multiple times. So why is that happening? With over $5 billion being spent and with there being AI and all kinds of ways to be able to filter out fraud? How is that happening to me on multiple purchases still? I mean, it’s great that that’s happening because it means there’s a huge opportunity and, thank goodness that there’s a huge opportunity, otherwise we wouldn’t be having this conversation.

In terms of the 1,600 stores what it cost, $0 in capex and we can bring on we can verify this inventory in real time and make sure it’s authentic. We can make sure that it’s authentic. We can ship it out directly from the store or we could just authenticate it and then the seller can ship it out. So there’s a lot of things that eBay would benefit from by being able to plug in 1,600 stores where there’s already direct overlap. There’s major categories where we’re already deep into trading cards. We’re like the largest, or I believe we’re the largest seller of TCG trading cards. eBay does a lot of business in that category. We’re very deep into refurbished tech. eBay does a lot of business there. So like these are categories where we can move very very quickly.

Justin Resells

What if I’m selling nothing close to that category, I’m selling women’s purses, let’s say. Like how does this benefit me if I’m a seller who doesn’t sell in any of these categories? Is this a bunch of attention going towards the categories that have synergy across the two companies or…?

Ryan Cohen

Well, I would move as fast as humanly possible so we would start in the categories where we are already in that business and then we would work downwards. But we have these access points with employees that can authenticate items, can ship items, and they’re within driving distance for the majority of the American population. So, I would leverage that asset as fast as humanly possible. Chewy Time is what I used to call it, which was like a hundred times faster than what people consider to be rational.

Justin Resells

Well, you brought up Amazon as a comparison quite a bit in terms of like what the opportunity is in terms to compete, at that level potentially. And like when you talk about that, are you like do are you are you speaking purely about, competing at that like revenue side? You’re talking about wanting to replicate some of their services. I think it goes back to me just, seeing eBay as a unique place. And honestly I don’t like, I don’t want eBay to become Amazon. I don’t want to as a seller, I don’t want to sell on Amazon as a buyer, I honestly don’t even really want to buy on Amazon, and so how do you see keeping eBay distinct from that while perhaps trying to meet them in revenue?

Ryan Cohen

Yeah, the goal— and that comment was taken out of context. So, the goal is not to make eBay Amazon. The goal is to make eBay, eBay. A more entrepreneurial, faster, better version of eBay and be more successful in its existing categories and look for natural adjacencies.

Going head-to-head against Amazon, selling 30 lb bags of dog food as an example. Chewy’s doing that. Amazon’s doing that. Amazon is the place that you go to buy a lot of products from groceries to consumables to, new electronics. And eBay’s business is very different. It’s where you go for collectibles and where you go for trading cards and where you go for hard-to-find products.

And that fits very well also into some categories within luxury also. But the goal is not to go head-to-head against Amazon or to start carrying any inventory. The goal is to make a much better, faster, owner-run eBay. It’s that simple. And if you do that well, and I would do that well because I’d be focused on it, then it would be a much larger business. And so, I talk about scale and market opportunity within eBay’s existing categories and then new categories that make sense. But it’s not to go head-to-head against Amazon at their own game, where they’ve already built out the capex and the warehouses, etc. in these categories, like that that would not make any sense.

Justin Resells

What do you want to leave us with here as a group of eBay sellers who’ve been selling on the platform for a long time? I’ve talked about this on the channel before. I sort of gave my reaction to hearing the news and I talked about the things that I liked about what you were proposing and the things that I didn’t like as much about what you were proposing. And truthfully, I think the way that I put it is like in the abstract, I like the idea of a shakeup. I think that that would be really healthy for eBay and to go through some change even if it is a little bit anxiety-inducing for people that rely on the platform. But what’s your message to us who have been selling on eBay for a long time, rely on it for our livelihoods and are maybe a little bit apprehensive but interested in in what you’re proposing here?

Ryan Cohen

You tell me. What are my ideas that are really really stupid? And I’d have all of you look at GameStop as an example and I made mistakes at GameStop and I ended up pivoting and fixing them. So that would be my ask is communication and you tell me what are the things that make sense as someone whose entire livelihood depends on it and the things where you’re like Ryan that’s a really stupid idea. So eventually I get the answer right. Doesn’t mean I always get the an- it doesn’t mean I get the answer right immediately, but eventually I come to the right answer. So, but I like to get to the right answer as efficiently as possible. So that’s what I’d ask for is you’re plugged in with the seller community and tell me what makes sense and what doesn’t make sense.

Justin Resells

Cool. Well, Ryan, I really appreciate you taking the time to chat with me and good to meet you.

Ryan Cohen

Likewise. Great meeting you, too, Justin.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026,

December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 3 Explanatory Note: On May 9, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., changed the profile photo on his X account, @ryancohen (https://x.com/ryancohen), as set forth below. That image refers to a Financial Times article published on May 8, 2026, which is also included below:

Ryan Cohen, GameStop’s rebel CEO

His $56bn hostile bid for eBay has baffled Wall Street, but it could be the world’s first meme stock-driven deal

James Fontanella-Khan and Oliver Barnes

Ryan Cohen has spent much of his career being dismissed. It is a pattern that has turned the chief executive of video-game retailer GameStop into a leather jacket-wearing outlier with a loyal base of meme-stock investors.

The Canadian entrepreneur turned activist investor has built his cult-like reputation by repeatedly betting on ideas that many institutional investors labelled as absurd. First it was online pet supplies. Then a dying strip mall video game retailer. Now it is a $56bn attempt to acquire eBay, an ecommerce giant roughly four times the size of GameStop.

Wall Street’s immediate response to the hostile bid has ranged from scepticism to outright mockery. Analysts have questioned how GameStop, valued at roughly $11bn, could realistically finance the takeover of a company worth around $47bn.

None of that has dissuaded Cohen.

“The more [eBay] fights me, the more . . . I’m not going to take no for an answer. I’m not going away. I’m a pain in the ass,” Cohen told the FT.

The 40-year-old billionaire first set out his stall for the takeover bid in an awkward interview with CNBC on Monday that instantly ricocheted across social media. He responded to questions about the financing details with a blank expression and clipped monosyllables, explaining that it was “half cash, half stock”.

The interview generated a wave of memes online as X and Reddit users speculated that Cohen looked drunk, high or exhausted. For his supporters, however, the spectacle only reinforced the mythology of Cohen as an eccentric outsider underestimated by establishment finance.

This script has played out before.

Born in Montreal in 1986 to a teacher mother and a father who imported glassware, Cohen did not attend university. As a teenager he built websites for family friends and small businesses, teaching himself coding.

In 2011, now in his mid-twenties, he co-founded Chewy from South Florida with the ambition of creating an online pet supplies business that could compete with Amazon.

Investors thought the idea ridiculous. “I knew that significant capital would be required to finance the growth,” Cohen later wrote in the Harvard Business Review. “We approached dozens of VC firms — I even flew out to Silicon Valley . . . and went door-to-door on Sand Hill Road explaining how Chewy would succeed by delighting customers and running an ultra-efficient operation. But everyone turned us down.”

The scepticism was understandable given the failure of pet supply website Pets.com in the dotcom bubble era. Pet food was bulky, low-margin and expensive to ship. Venture capitalists doubted consumers would buy 40lb bags of dog food online.

Cohen ignored them all. Instead, he focused obsessively on customer service. Chewy employees wrote customers handwritten cards and sent flowers to grieving owners whose animals had died. The approach helped to create unusually intense customer loyalty.

By 2017, private equity-backed PetSmart bought Chewy for $3.35bn, then the largest ecommerce deal on record. It cemented Cohen’s reputation as a rare entrepreneur who had successfully challenged Amazon on its own turf.

Flush with cash and credibility, he launched RC Ventures, his investment vehicle. That led to his most controversial bet. In 2020, while much of Wall Street viewed GameStop as a doomed relic of the physical retail era, Cohen quietly amassed a large stake in the company and began pushing for a radical digital transformation.

His arrival electrified the retail traders who gathered on Reddit forums like WallStreetBets during the pandemic lockdowns. Many viewed Cohen as an anti-establishment figure willing to challenge the short sellers who bet against the company.

“This dude knows his shit in ecommerce,” said Keith Gill, the trader who helped to rally hordes of retail investors into the stock. “[He] may act as a visionary.”

What followed became one of the defining financial manias of the Covid era.

GameStop shares exploded in early 2021 as retail traders co-ordinated buying campaigns that triggered a historic short squeeze. The stock surged from under $5 to a peak of around $500, vaporising billions of dollars for hedge funds betting against it and turning GameStop into the ultimate meme stock.

Cohen emerged from the frenzy as a hero to retail investors. Online followers dubbed him the “Meme King”.

He has cultivated this mystique — often communicating cryptically on social media with deliberately vague messages that retail traders try to dissect.

Now he is attempting perhaps his boldest gamble yet: the first major meme stock-driven deal. If successful, it would rank among the most audacious takeovers in recent history. Cohen said its retail footprint complements eBay’s platform and also pledged deep cost cuts. Analysts remain unconvinced, although experience shows that dismissing Cohen outright carries its own risks.

“If it’s not obvious already, I have such disdain for corporate America and [eBay] is a good example of that,” he told the FT. “We’ll see what happens in terms of how they respond and what they do, but it’s fun. It makes me feel alive.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April  24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August  11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December 10, 2025 and October  2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.

Item 4 Explanatory Note: On May 8, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., made the following post on X under the X handle @ryancohen (https://x.com/ryancohen):

X Post: “is this what an ebay board member should be focusing on? @Shripiya

”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in (i) GameStop’s proxy statement for the 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2025 (the “2025 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2 – Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Certain Relationships and Related Transactions”, (ii) under Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Current Report on Form 8-K filed by GameStop with the SEC on August 11, 2025 (available here), (iii) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January 7, 2026 (available here) and (iv) under Item 8.01 “Other Events” in the Current Report on Form 8-K filed by GameStop with the SEC on January  8, 2026 (available here). To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2025 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, by Ryan Cohen on January  22, 2026 (available here), by Daniel W. Moore on April 3, 2026, January 6, 2026, December 29, 2025, October 2, 2025, September 3, 2025 and August  12, 2025 (available here, here, here, here, here and here respectively), by Mark H. Robinson on April 15, 2026, April 3, 2026, January 13, 2026, January 6, 2026, December 29, 2025, December  10, 2025 and October 2, 2025, (available here, here, here, here, here, here and here, respectively), by Alain Attal on January 21, 2026 and January  20, 2026 (available here and here, respectively), by Lawrence Cheng on January 26, 2026 (available here), and by James Grube on July 1, 2025 (available here). Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.